February 10, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Thomas Jones

Erin Purnell

Re:	Tempo Automation Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 26, 2023

File No. 333-268958

To the addressees set forth above:

On behalf of Tempo Automation Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), originally filed on December 22, 2022 and amended on January 26, 2023. Concurrently with its submission of this letter to the Staff, the Company has filed a second amendment to the Form S-1 (“Amendment No. 2”) with the Commission through its EDGAR system.

Set forth below is the response of the Company to the comment in the Staff’s letter to the Company, dated February 9, 2023, relating to the Form S-1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis, page 63

1.	We note your response to prior comment 8. Please disclose that you lowered your 2023 projections and briefly explain why you lowered the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of Amendment No. 2.

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February 10, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at 713.546.7420 or ryan.maierson@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson
of LATHAM & WATKINS LLP

Enclosures

cc:	Joy Weiss, Tempo Automation Holdings, Inc.

Ryan Benton, Tempo Automation Holdings, Inc.

Thomas G. Brandt, Latham & Watkins LLP

Bryan S. Ryan, Latham & Watkins LLP